16002032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 22 2016
Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investshares, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Big Weaver Road, Suite 1400
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Goggins 248-641-9777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 (Address) Sugar Land, TX (City) (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investshares, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA A HEISS
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires Sept. 24, 2020
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

InvestShares Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 2015

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Investshares Inc.
101 W Big Beaver Rd, Suite 1400
Troy, MI 48084

Report on the Financial Statements

I have audited the accompanying financial statements of Investshares Inc. (the "Company) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investshares Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 24, 2016

Nathan T Tuttle, CPA

InvestShares Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2015

ASSETS	
Cash	$ 5,340
Accounts Receivable	2,041
TOTAL ASSETS	7,381
LIABILITIES	
Accounts Payable	-
Commissions Payable	-
TOTAL CURRENT LIABILITIES	-
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	-
	========
STOCKHOLDERS EQUITY	
COMMON STOCK	-
NO PAR VALUE, 1000 SHARES ISSUED AND OUTSTANDING	
PAID IN CAPITAL	28,436
RETAINED EARNINGS	(19,560)
NET INCOME	(1,567)
TOTAL CAPITAL	7,309
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 7,309

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
FINANCIAL STATEMENTS
Statement of Operations
AS OF DECEMBER 31, 2015

Revenues		
Commissions	**$**	**18,574**
Total Revenue		**18,574**
Operating Expenses		
Bank Service Fees		**5**
Commissions		**3,058**
Continuous Education		**160**
Office Expense		**856**
Postage and Delivery		**151**
Printing		**1,850**
Professional Fees		**2,975**
Rent Expense		**3,022**
Salaries – Officers		**1,219**
Licenses and Permits		**1,340**
Telephone and Internet		**4,628**
Travel and Entertainment		**877**
Total Operating Expenses		**20,141**
Other Income		
Net Unrealized Gain on Securities		**-**
Interest and Dividend Income		**-**
Total Other Income		**-**
Income Before Income Taxes		
Tax Provision		**-**
Net Income		**$ (1,567)**

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC
FINANCIAL STATEMENTS
Statement of Cash Flows
AS OF DECEMBER 31, 2015

Cash flows from operating activities:		
Net income	**$**	**(1,567)**
Changes in operating assets and liabilities:		
Commissions receivable		**125**
Accounts payable		**(71)**
Commissions payable		
Net cash provided by (used in) operating activities		**(1,370)**
FINANCIING ACTIVITIES		
Capital contributions		**1,000**
Capital withdrawals		
Net cash provided by (used in) financing activities		**1,000**
Cash increase (decrease) for period		**(370)**
Cash at beginning of period		**5,710**
Cash at end of period	**$**	**5,340**

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
FINANCIAL STATEMENTS
Statement of Changes in Shareholder's Equity
AS OF DECEMBER 31, 2015

Balance, December 31, 2014	**$ 7,876**
Distributions	**---**
Contributions	**1,000**
Net Income	**(1,567)**
Balance, December 31, 2015	**$ 7,309**

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
FINANCIAL STATEMENTS
Statement of Changes in Subordinated Liabilities
AS OF DECEMBER 31, 2015

Balance of Subordinated Claims at January 1, 2015		**$ -**
Additions	**-**	
Subtractions	**-**	
Balance of Subordinated Claims at December 31, 2015		**$ -**

The accompanying notes are an integral part of these financial statements.

INVESTSHARES INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of this statement of these financial statements.

Company Operations

InvestShares Inc. dba/InvestShares (the "Company") was organized in the State of Michigan as a Michigan corporation with its main office located in Troy Michigan. The company does not have any branch offices. The company is registered in the states of California, Florida and Michigan to sell mutual funds, annuities and life insurance.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since they do not hold customer funds or securities. Broker dealers operating under the provisions of Paragraph (k)(2)(1) of Rule 15c3-3 are also exempted from the remaining provisions, including the requirement to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

Basis of Accounting

The Company uses the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a Michigan Corporation and has elected to be treated as an S Corporation, the income of which is taxed to the shareholders of the corporation on their individual income tax return.

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At December 31, 2011, there were no tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2009 and later remain subject to examination by the IRS and respective states.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis, with the exception of mutual fund 12b-1 fees and annuities trails which are deferred until received. Client transactions are recorded on a trade date basis.

NOTE 2-SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2015 through February 24, 2016, the date the financial statements were available to be issued and has determined that there were no events which took place that would have a material impact on its financial statements.

INVESTSHARES INC.
SUPPLEMENTARY SCHEDULES PURSUANT TO SEA RULE 17A-5
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2015

Computation of Net Capital

Stockholder's Equity	$ 7,310
Non-Allowable Assets	-
Total Non-Allowable Assets	
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Total Haircuts on Securities Positions	-
Net Allowable Capital	$ 7,310

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	-
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	2,310

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	.97 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2015	$ 7,310
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 7,310
Reconciled Difference	-

INVESTSHARES INC.
SUPPLEMENTARY SCHEDULES PURSUANT TO SEA RULE 17A-5
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $7,876 which was $2,876 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k) (1); Limited Business (mutual funds or variable annuities only)..

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

A

InvestShares Inc.
101 West Big Beaver Road
Suite 1400
Troy MI 48084

2/22/16

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, InvestShares Inc.,

1. Claims exemption **15c3-3(k)(1)** from 15c3-3;

2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Michael J. Goggins
President
InvestShares Inc.

2/22/2016
Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

February 24, 2016
Michael Goggins
Investshares, Inc.
101 W Big Beaver Rd, Suite 1400
Troy, MI 48084

Dear Michael Goggins:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Investshares Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investshares Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3. Investshares Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Investshares Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investshares Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 24, 2016